SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 88228 / February 18, 2020

Admin. Proc. File No. 3-19276

In the Matter of

DIVERSIFIED CORPORATE RESOURCES,
INC., NETWOLVES CORPORATION, and
SAMDREW VIII, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Certain companies failed to file periodic reports in violation of Section 13(a) of the
Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is
in the public interest to revoke the registration of those companies' securities.

APPEARANCES:

Gina Joyce for the Division of Enforcement.

Respondents Diversified Corporate Resources, Inc., NetWolves Corporation, and Samdrew VIII, Inc. (collectively, "Respondents"), issuers with classes of securities registered with the Commission, each failed to file an answer in response to an order instituting proceedings (the "OIP") alleging that they did not file required periodic reports.[1] Respondents again failed to respond to an order to show cause why they should not be found in default.[2] We now find Respondents to be in default, deem the allegations of the OIP to be true, and revoke the registrations of their securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondents alleging that they violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On July 24, 2019, the Commission issued the OIP against Respondents pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports are required to be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

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[1]   *Diversified Corp. Res., Inc.*, Exchange Act Release No. 86456, 2019 WL 6038086 (July 24, 2019).

[2]   *Diversified Corp. Res., Inc.*, Exchange Act Release No. 87532, 2019 WL 3484130 (Nov. 13, 2019).

[3]   15 U.S.C. § 78*l*(j).

[4]   15 U.S.C. §§ 78m(a), 78*l*, 78*l*(g).

[5]   *Id.*

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Capital Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998)).

The OIP alleges that all of the Respondents are delinquent in their periodic filings with the Commission because they have repeatedly failed to meet their obligations to file timely periodic reports. The OIP further alleges that Respondents also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letters.

Specifically, the OIP alleges that Diversified Corporate Resources, Inc. (CIK No. 779226), is a forfeited Texas corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Diversified Corporate Resources, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2006, which reported a net loss of $1,005,000 for the prior three months.

The OIP also alleges that NetWolves Corporation (CIK No. 1084103) is a New York corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). NetWolves Corporation is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008.[9]

The OIP also alleges that Samdrew VIII, Inc. (CIK No. 1350582), is a void Delaware corporation located in Hewlett Neck, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Samdrew VIII, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss of $15,391 for the prior six months.

The OIP directed Respondents to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[10] The OIP informed Respondents that if they failed to answer, they may be deemed in default, the proceedings may be determined against them upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[11]

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[9]   The OIP stated that NetWolves Corporation had not filed any periodic reports since the company filed a Form 10-KSB for the period ended March 31, 2008. We take official notice of EDGAR filings, which show that NetWolves Corporation subsequently filed a Form 10-QSB for the period ended March 31, 2008. *See Helpeo, Inc.*, Exchange Act Release No. 82551, 2018 WL 487320, at *4 n.37 (Jan. 19, 2018) (taking official notice under Commission Rule of Practice 323 of EDGAR filings).

[10]   17 C.F.R. § 201.220(b).

[11]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

B.   Respondents failed to answer the OIP or respond to a show cause order.

Respondents were each properly served with the OIP, but none answered it. On November 13, 2019, more than ten days after service on each Respondent, they were ordered to show cause by November 27, 2019, why the registrations of their securities should not be revoked by default due to their failures to file an answer and to otherwise defend this proceeding.[12] Respondents were warned that if they "fail[ed] to respond to th[e] order to show cause, they may be deemed in default, the proceeding may be determined against them, and their securities may be revoked." No Respondent subsequently answered the OIP or responded to the show cause order.

II.   Analysis

A.   We hold Respondents in default, deem the OIP's allegations to be true, and find that Respondents violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that "[i]f a respondent fails to file an answer required by this rule within the time provided, such respondent may be deemed in default pursuant to Rule 155(a)."[13] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[14] Because Respondents have failed to answer, and have not responded to the order to show cause, we find it appropriate to deem them in default and to deem the allegations of the OIP to be true as to Respondents.

The OIP alleges that each Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that each has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that each Respondent violated Exchange Act Section 13(a) and the rules thereunder.[15]

B.   We deem it necessary and appropriate to revoke the registration of all classes of Respondents' registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities that has failed to make required filings.[16] We apply a multifactor test to determine an appropriate sanction:

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[12]   *See supra* note 2.

[13]   17 C.F.R. § 201.220(f).

[14]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[15]   *See supra* notes 4–8 and accompanying text.

[16]   15 U.S.C. § 78*l*(j).

[W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[17]

Although these factors are nonexclusive, and no single factor is dispositive,[18] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[19]

Respondents' violations were recurrent in that they each have failed to file required annual and quarterly reports for over eleven years or more.[20] These violations were serious because "reporting requirements are the primary tools which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities."[21] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act, . . . depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[22] Respondents' "'long history of ignoring . . . reporting obligations' evidences a 'high degree of

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[17]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[18]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[19]   *Calais Res., Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011); *Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011).

[20]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

[21]   *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (internal quotation marks omitted) (citing *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 19 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[22]   *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

culpability.'"[23] And because Respondents failed to answer the OIP or respond to the show cause order, they have submitted no evidence of any efforts to remedy their past violations and ensure future compliance. Nor have they made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondents have failed to make a "strongly compelling showing" to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondents' registered securities.

An appropriate order will issue.

By the Commission (Chairman CLAYTON and Commissioners JACKSON, PEIRCE, ROISMAN, and LEE).

Vanessa A. Countryman
Secretary

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[23]   *See, e.g.*, *Citizens Capital*, 2012 WL 2499350, at *5 (quoting *America's Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 88228 / February 18, 2020

Admin. Proc. File No. 3-19276

In the Matter of

DIVERSIFIED CORPORATE RESOURCES,
INC., NETWOLVES CORPORATION, and
SAMDREW VIII, INC.

ORDER IMPOSING REMEDIAL SANCTIONS ON DIVERSIFIED CORPORATE
RESOURCES, INC., NETWOLVES CORPORATION, and SAMDREW VIII, INC.

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Diversified
Corporate Resources, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby
revoked pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of NetWolves
Corporation under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked
pursuant to Exchange Act Section 12(j); and it is further

ORDERED that the registration of all classes of the registered securities of Samdrew
VIII, Inc., under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked
pursuant to Exchange Act Section 12(j).

The revocations are effective as of February 19, 2020.

By the Commission.

Vanessa A. Countryman
Secretary